UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

                                  For the month of May, 2016

                                  Commission File Number 001-35463
Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Michael Kalb	William J. Coote
GVP, CFO
(914) 345-9001	(914) 345-9001
Michael.Kalb@taro.com	William.Coote@taro.com

TARO PROVIDES RESULTS FOR YEAR ENDED MARCH 31, 2016

Hawthorne, NY, May 26, 2016 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) ("Taro" or the "Company") today provided unaudited financial results for the quarter and year ended March 31, 2016.

Quarter ended March 31, 2016 Highlights - compared to March 31, 2015
●	Net sales of $265.1 million, increased $20.9 million, or 8.6%, on relatively flat volumes
●	Gross profit of $224.2 million increased $24.6 million, as Cost of Goods decreased $3.8 million; and as a percentage of net sales increased to 84.6% as compared to 81.8%
●	Research and development expenses decreased 16.4% to $19.9 million
●	Selling, marketing, general and administrative expenses remained relatively flat
●	Operating income increased $28.2 million to $181.7 million
●
Net Income was unfavorably impacted by an $80.0 million fluctuation in foreign exchange (FX) from income of $32.5 million in 2015 to an expense of $47.5 million in 2016, principally the result of the strength of the Canadian dollar vs. U.S. dollar

●	Tax expense decreased $13.9 million to $23.0 million resulting in an effective tax rate of 16.6% compared to 19.5%
●	Net income attributable to Taro was $115.0 million compared to $152.3 million, resulting in diluted earnings per share of $2.68 compared to $3.56

Year ended March 31, 2016 Highlights - compared to March 31, 2015
●	Net sales of $950.8 million, increased $87.8 million, or 10.2%, despite a 5% volume decline
●	Gross profit increased $102.4 million to $779.0 million and as a percentage of net sales, was 81.9% compared to 78.4%
●	Research and development expenses increased 8.6% to $71.2 million
●	Selling, marketing, general and administrative expenses increased $4.7 million to $92.4 million
●	Settlements and loss contingencies was a $1.0 million expense compared to a $4.2 million credit in 2015
●	Operating income increased $86.8 million to $614.5 million
●	FX income decreased $34.6 million to $7.1 million, principally the result of the strength of the Canadian dollar vs. U.S. dollar in the fourth quarter of 2016
●	Tax expense remained relatively flat, however the effective tax rate improved to 15.0% from 16.5%
●	Net income attributable to Taro was $540.9 million compared to $484.3 million, a $56.7 million increase, resulting in diluted earnings per share of $12.62 compared to $11.31

Cash Flow and Balance Sheet Highlights - compared to March 31, 2015
●	Cash, including marketable securities increased to $1.2 billion from $920.2 million
●	Cash provided by operations for the period ended March 31, 2016 was $395.1 million, as compared to $406.8 million
●	Debt of $5.9 million was paid-off during the year

Mr. Kal Sundaram, Taro’s CEO stated, “Overall, we are pleased with our strong operating performance.  Additionally, our 9% year-over-year increase in R&D demonstrates our commitment to growing our pipeline of quality products; further evidenced by ten (10) FDA filings this year. However, we continue to face broader industry challenges in the generic landscape, driven by ever-increasing competition and customer consolidation.   Nevertheless, we remain cautiously optimistic about our medium and long-term growth and remain focused on strengthening our R&D pipeline and other initiatives that continue to keep us well positioned in the market.”

- more -

Taro Pharmaceutical Industries Ltd.
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FDA Approvals and Filings
The Company recently received approvals from the U.S. Food and Drug Administration ("FDA") for four Abbreviated New Drug Application ("ANDA") Naftifine Hydrochloride Cream USP, 2%, Oxiconazole Nitrate Cream, 1%, Diclofenac Sodium Gel, 2% and Fluocinolone Acetonide Topical Oil, 0.01% (Body Oil and Scalp Oil). For the year ended March 31, 2016, the total number of FDA filings was ten (10). The Company currently has a total of thirty-six ANDAs awaiting FDA approval.
Share Repurchase Program
On March 15, 2016, the Company announced that its Board of Directors approved a $250 million share repurchase of ordinary shares. Repurchases may be made from time to time at the Company's discretion, based on ongoing assessments of the capital needs of the business, the market price of its stock, and general market conditions. No time period has been set for the repurchase program, and any such program may be suspended or discontinued at any time. The repurchase authorization enables the Company to purchase its ordinary shares from time to time through open market purchases, negotiated transactions or other means, including 10b5-1 trading plans in accordance with applicable securities laws or other restrictions. The table below presents the purchase of ordinary shares as of May 24, 2016, which were acquired in accordance with a 10b5-1 program:
Period	Total Number of Shares Purchased as Part of the Current Program	Average Price Paid per Share	Dollar Value of Shares that May Yet Be Purchased Under the Program
March 17, 2016 - March 31, 2016	67,339	$140.30
April 1, 2016 - May 24, 2016	599,504	$135.76
TOTAL	666,843	$136.22	$159,165,488
Keveyis
On May 2, 2016, Taro announced it will now make Keveyis™ (dichlorphenamide) available to distributors at no cost for the treatment of primary periodic paralysis. As a result, Taro will cease commercial sales and related promotional activities for Keveyis and bear all costs associated with its manufacture. In the near term, patients will continue to receive the medicine through its specialty pharmacy partner, Diplomat as the Company evaluates the best option for keeping pharmacy dispensing fees to patients as low as possible.
Earnings Call (8:30 am EST, May 27, 2016)
As previously announced, the Company will host an earnings call at 8:30 am EST on Friday, May 27, 2016, where senior management will discuss the Company's performance and answer questions from participants. This call will be accessible through an audio dial-in and a web-cast. Audio conference participants can dial-in on the numbers below:
●	Participant Toll-Free Dial-In Number: +1 (844) 421-0601 ID: 18504447
●	Participant International Dial-In Number: +1 (716) 247-5800 ID: 18504447
●	Web-cast: More details are provided on our website, www.taro.com
To participate in the audio call, please dial the numbers provided above five to ten minutes ahead of the scheduled start time. The operator will provide instructions on asking questions before the call. The transcript of the event will be available on the Company's website at www.taro.com. An audio playback will be available for fifteen (15) days following the call.
About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company's website at www.taro.com.

Taro Pharmaceutical Industries Ltd.
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SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company. The unaudited consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements included in the Company's Annual Report on Form 20-F, as filed with the SEC.
Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company "estimates," "believes," or "expects" to happen or similar language, and statements with respect to the Company's financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2017. Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements are applicable only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.
**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.
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TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share data)

	Quarter Ended			Year Ended
	March 31,			March 31,
	2016		2015	2016	2015
	(unaudited)		(unaudited)	(unaudited)	(audited)
Sales, net	$265,073		$244,180	$950,751	$862,944
Cost of sales	40,749		44,545	169,743	186,359
Impairment	95		-	2,042	-
Gross profit	224,229		199,635	778,966	676,585

Operating Expenses:
Research and development	19,948		23,865	71,160	65,510
Selling, marketing, general and administrative	22,561		22,229	92,365	87,644
Settlements and loss contingencies	-		-	973	(4,200)
Operating income	181,720		153,541	614,468	527,631

Financial (income) expense, net:
Interest and other financial income	(2,896)		(3,087)	(12,604)	(9,677)
Foreign exchange expense (income)	47,478		(32,481)	(7,068)	(41,634)
Other gain, net	860		395	2,680	2,738
Income before income taxes	137,999		189,504	636,820	581,680
Tax expense	22,950		36,872	95,313	96,059
Income from continuing operations	115,049		152,632	541,507	485,621
Net loss from discontinued operations attributable to Taro	(34)		(314)	(236)	(787)
Net income	115,015		152,318	541,271	484,834
Net income attributable to non-controlling interest	65		26	339	577
Net income attributable to Taro	$114,950		$152,292	$540,932	$484,257

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$2.68		$3.56	$12.63	$11.32
Diluted	$2.68		$3.56	$12.63	$11.32

Net loss per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.00	)*	$(0.00)*	$(0.01)	$(0.01)
Diluted	$(0.00	)*	$(0.00)*	$(0.01)	$(0.01)

Net income per ordinary share attributable to Taro:
Basic	$2.68		$3.56	$12.62	$11.31
Diluted	$2.68		$3.56	$12.62	$11.31

Weighted-average number of shares used to compute net income per share:
Basic	42,828,338		42,833,533	42,832,241	42,833,533
Diluted	42,828,338		42,833,533	42,832,241	42,833,750

* Amount is less than $0.01
May not foot due to rounding.

Taro Pharmaceutical Industries Ltd.
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TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31,	March 31,
	2016	2015
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$576,757	$481,641
Short-term and current maturities of long-term bank deposits	648,297	434,899
Restricted short-term bank deposits	-	199
Marketable securities	3,572	3,458
Accounts receivable and other:
Trade, net	238,611	222,427
Other receivables and prepaid expenses	270,724	250,911
Inventories	138,553	120,272
Long-term assets held for sale, net	1,081	-
TOTAL CURRENT ASSETS	1,877,595	1,513,807
Long-term bank deposits	115,173	30,175
Property, plant and equipment, net	159,459	153,045
Other assets	35,806	40,718
TOTAL ASSETS	$2,188,033	$1,737,745

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Current maturities of long-term debt	$-	$912
Trade payables and other current liabilities	245,462	309,093
TOTAL CURRENT LIABILITIES	245,462	310,005
Long-term debt, net of current maturities	-	4,976
Deferred taxes and other long-term liabilities	5,427	5,381
TOTAL LIABILITIES	250,889	320,362

Taro shareholders' equity	1,931,142	1,411,720
Non-controlling interest	6,002	5,663
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,188,033	$1,737,745

Taro Pharmaceutical Industries Ltd.
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TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year Ended March 31,
	2016	2015
	(unaudited)	(audited)
Cash flows from operating activities:
Net income	$541,271	$484,834
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,848	15,798
Impairment for long-lived assets	2,042	90
Realized loss (gain) on sale of marketable securities and long-lived assets	74	(209)
Change in derivative instruments, net	(6,137)	5,483
Effect of change in exchange rate on inter-company balances	(2,268)	(18,167)
Foreign exchange effect of bank deposits	(5,510)	-
Decrease in long-term debt due to currency fluctuations	-	(1,030)
Deferred income taxes, net	(11,976)	(70,387)
Increase in trade receivables, net	(16,386)	(85,277)
Increase in inventories, net	(19,013)	(7,027)
(Decrease) increase in other receivables, income tax receivable, prepaid expenses and other	(42,858)	14,359
(Decrease) increase in trade, income tax and other payables and accrued expenses	(58,959)	68,321
Net cash provided by operating activities	395,128	406,788

Cash flows from investing activities:
Purchase of plant, property & equipment	(18,972)	(19,997)
(Investment in) proceeds from other intangible assets and long-lived assets	(134)	59
Proceeds from (investment in) other assets	35,000	(31,050)
Investment in short-term bank deposits	(220,102)	(43,344)
Proceeds from restricted bank deposits	199	28
(Investment in) proceeds from long-term deposits and other assets	(80,587)	2,112
(Investment in) proceeds from marketable securities, net	(135)	111
Net cash used in investing activities	(284,731)	(92,081)

Cash flows from financing activities:
Proceeds from issuance of shares, net	-	26
Purchase of treasury stock	(9,450)	-
Repayment of long-term debt	(5,888)	(10,944)
Net cash used in financing activities	(15,338)	(10,918)

Effect of exchange rate changes on cash and cash equivalents	57	(32,115)
Increase in cash and cash equivalents	95,116	271,674
Cash and cash equivalents at beginning of period	481,641	209,967
Cash and cash equivalents at end of period	$576,757	$481,641

#####

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 26, 2016
TARO PHARMACEUTICAL INDUSTRIES LTD.

By: /s/ Subramanian Kalyanasundaram
Name: Subramanian Kalyanasundaram
 Title: Chief Executive Officer and Director